SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        (No fee required, effective October 7, 1996)

        For fiscal year ended    December 31, 2001

Or

[   ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

        For the transition period from                                              to

Commission file number:         333-25213

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401(k) Retirement Plan

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama  35211
Telephone No.:  (205) 940-4000

Saks Incorporated
401(k) Retirement Plan

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2001

i

SAKS Incorporated 401(k) Retirement Plan
Table of Contents
________________________________________________________________________________________________________________________________

Pages

Pages
Report	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000	2

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2001	3

Notes to Financial Statements	4 - 8

*Supplemental Schedules:
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001	9

*Other schedules required by 29 CFR 2520-130-10 of the Department of
  Labor's Rules and Regulations for Disclosure under the Employee
  Retirement Income Security Act of 1974 have been omitted because they are not applicable.

ii

Report of Independent Accountants

To the Participants and Administrator
Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for plan benefits of the Saks Incorporated 401(k) Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed on the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 1, in accordance with the authorization of the Board of Directors of Saks Incorporated (the "Company" and "Employer") the Saks Fifth Avenue Retirement Savings Plan (the "SFA Plan") was merged into the Plan as of December 31, 2001.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 19, 2002

Saks Incorporated 401(k) Retirement Plan
Statements of Net Assets Available for Plan Benefits
 December 31, 2001 and 2000
________________________________________________________________________________________________________________________________

	2001	2000

ASSETS

Cash (see Note 3)	$ 156,176,947	$ -
Investments, at market value	317,094,421	267,608,215
Participant contribution receivable	1,381,831	1,081,044
Employer contribution receivable	4,867,548	4,676,714
Interest and dividends receivable	77,875	3,316,310

Total assets	479,598,622	276,682,283

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Accrued administrative fees	-	145,328

Net assets available for plan benefits	$ 479,598,622	$ 276,536,955

Saks Incorporated 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001
________________________________________________________________________________________________________________________________

Increase in net assets available for plan benefits:
Interest and dividend income	$ 5,120,230
Contributions:
Employer	4,861,752
Participant	21,582,756
Rollover	371,704

Total increases	31,936,442

Decrease in net assets available for plan benefits:
Benefit payments	33,845,269
Administrative fees	630,140
Net depreciation in market value of investments	9,191,813

Total decreases	43,667,222

Net decrease prior to transfer from merged plan	(11,730,780)

Transfer from merged plan	214,792,447

Net increase	203,061,667

Net assets available for plan benefits, beginning of year	276,536,955

Net assets available for plan benefits, end of year	$ 479,598,622

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2001
________________________________________________________________________________________________________________________________

  Description of the Plan

  The following description of the Saks Incorporated 401(k) Retirement Plan (the "Plan") is for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

  General - The Plan is a defined contribution plan covering all eligible employees of Saks Incorporated and subsidiaries who are a minimum of 21 years of age and have completed at least 1,000 service hours within a twelve-month period. Leased employees, individuals who are represented by collective bargaining groups and certain other employees, as defined in the Agreement, are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  The Plan appointed Wells Fargo Bank Minnesota, N.A. (the "Trustee") to replace AmSouth Bank of Alabama, N.A. (AmSouth) as plan trustee effective April 1, 2001. Thus all investment transactions qualify as party-in-interest transactions. Plan assets transferred to Wells Fargo were transferred into funds comparable to those offered by AmSouth.

  The conversion initiated a "blackout" period that began March 29, 2001 and continued through April 9, 2001. During this period, participants were unable to make changes to or withdrawals from their account. Employee contributions continued to be made through payroll deductions and the contributions were deposited into funds as directed by each participant without interruption.

  During 2001, the Board of Directors of the Company authorized the merger of the SFA Plan into the Plan effective December 31, 2001. The transfer of net assets of the SFA Plan in the amount of $214,792,447 is reflected in the 2001 statement of changes in net assets available for plan benefits as a transfer from merged plan.

  The transfer initiated another "blackout" period that began December 21, 2001 and continued through January 24, 2002. During this period, former SFA Plan participants were unable to make changes to or withdrawals from their account. Employee contributions continued to be made through payroll deductions and the contributions were deposited into funds as directed by each former SFA Plan participant without interruption.

  Contributions - The Plan allows for discretionary employer contributions, participant contributions and rollover contributions. The Employer contributes a discretionary amount of cash or employer stock to the Plan as approved by the Employer's Board of Directors. The Employer's contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable participant salary deferrals, as defined in the Plan. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. For the 2001 plan year, the Employer's matching contribution was an amount equal to 30% or 50% of the first 5% of total compensation that a participant elected to defer, depending on the subsidiary.

  Participants may elect regular payroll deductions of up to 20% of compensation, as defined, to be contributed to the Plan on a before- or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the "Code") ($10,500 for 2001). Participants may also contribute amounts representing distributions from other

Saks Incorporated 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2001
________________________________________________________________________________________________________________________________

qualified defined benefit or contribution plans ("rollover contributions") provided such contributions meet the requirements of the Plan document. Participants direct the investment of their contributions, as well as the Employer's contributions, into various investment options offered by the Plan. The Plan currently offers nine mutual funds and an Employer common stock fund as investment options for participants.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Employer's discretionary contribution, and an allocation of the Plan's earnings or losses. Allocations are based on account balances as defined in the Agreement.

Vesting - All participants are immediately vested in their contributions, including rollover contributions, plus actual earnings thereon. The Plan participants vest in the Employer's discretionary contribution plus actual earnings thereon based on years of credited service as follows:

Years of Service	Vested Percentage

Less than 5	0%
5 or more	100%

Beginning on December 31, 2001, former SFA Plan participants vest in the Employer's discretionary contribution plus actual earnings thereon based on years of credited services as follows:

Years of Service	Vested Percentage

Less than 3	0%
3 or more	100%

However, a former SFA Plan participant that had two years of service prior to December 31, 2001 will remain 25% vested (as defined by the SFA Plan Agreement) until the third year of vesting service, at which time the participant will become 100% vested.

The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability (all as defined in the Agreement).

Participant Loans - Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested value of his or her account less any other outstanding loans. The loans are collateralized by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly. At December 31, 2001 and 2000, interest rates ranged from 6.00% to 10.50% and 7.75% to 10.75%, respectively. At December 31, 2001 and 2000, the total outstanding loan balance aggregated $17,362,390 and $7,267,471, respectively.

Saks Incorporated 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2001
________________________________________________________________________________________________________________________________

Forfeitures - Forfeitures occur when a nonvested participant receives a distribution of the full vested value of their account or incurs five consecutive breaks in service, as defined in the Agreement. Forfeitures are first applied to reinstate previously forfeited accounts which are required to be reinstated as defined in the Agreement. Forfeitures may also be used to provide funds necessary for the correction of errors as defined in the Agreement. Any additional forfeitures are used to reduce future employer contributions. At December 31, 2001 and 2000, the Plan had $487,466 and $382,642 of unallocated forfeitures included in net assets available for plan benefits, respectively. These amounts were used during 2002 and 2001, respectively, to reduce employer contributions that were received subsequent to year end.

Distribution of Benefits - Plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant's life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan - Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time. In the event of termination of the Plan, participants become fully vested and are entitled to the full value of their accounts.

2.        Significant Accounting Policies

Basis of Accounting - The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, and the Company has requested, but not yet received, an updated determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the financial statements.

Valuation of Investments - Investments of the Plan are stated in the accompanying financial statements at market value as determined by the trustee based on quoted market prices. Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned.

Saks Incorporated 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2001
________________________________________________________________________________________________________________________________

Loans to participants are valued at cost which approximates market value.

Participants are exposed to credit loss in the event of non-performance by the Trustee or non-performance by the companies in which the investments are placed.

In accordance with the policy of stating investments at market value, the Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions - Contributions from the Employer are accrued based on amounts declared by the Employer's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participant's payroll.

Expenses of the Plan - Expenses of $630,140 incurred in the administration of the Plan during the 2001 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain plan expenses are paid by the Employer.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.        Investments

Investment information as of December 31, 2001 and 2000 and for the year ended December 31, 2001 is as follows:

	2001	2000

Money market funds:
AmSouth Prime Obligation	$ -	$ 527,511
LaSalle Income Plus	-	52,526,480
Mutual funds:
Wells Fargo Small Cap Fund	20,621,672	-
Franklin Small Cap Growth	-	27,535,302
Vanguard Institutional Index	55,233,649	69,074,519
Dreyfus Intermediate Term Income	15,273,558	-
Strong Corporate Bond	-	11,436,917
Wells Fargo Asset Allocation	44,053,098	-
Vanguard/Wellington	-	43,132,954
Neuberger & Berman Genesis Trust	34,520,301	29,772,054
Janus Advisor International	8,093,732	-
Warburg Pincus International Equity	-	10,304,117
Wells Fargo Stable Return	52,389,852	-
AIM Basic Value	4,120,370	-

Saks Incorporated 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2001
________________________________________________________________________________________________________________________________

	2001	2000

MFS Massachusetts Investors Growth	2,277,032	-
Fidelity Magellan Fund	43,024,438	-
Fidelity Low-Priced Stock Fund	5,180,370	-
Common stock:
Saks Incorporated (a)	14,943,959	16,030,890
Participant loans	17,362,390	7,267,471

	$ 317,094,421	$ 267,608,215

Interest and dividend income	$ 5,120,230

Net depreciation in market value of investments	$ (9,191,813)

(a)	The Saks Incorporated Stock Fund is measured in "units" of participation rather than in shares of Saks Incorporated common stock.

The Vanguard Institutional Index and Neubert & Berman Genesis Trust Funds exceeded 5% of the Plan's net assets available for plan benefits at December 31, 2001 and 2000, respectively.  The Wells Fargo Asset Allocation and Wells Fargo Stable Return Funds exceed 5% of the Plan's net assets available for plan benefits at December 31, 2001, and the Franklin Small Cap Growth Fund, the Lasalle Income Plus Fund, the Vanguard/Wellington Fund and the Company's common stock exceeded 5% of the Plan's net assets available for plan benefits at December 31, 2000

The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in value of $9,191,813 during the year ended December 31, 2001, as follows:

Mutual funds	$ 8,879,031
Common stock	312,782

$ 9,191,813

At December 31, 2001, the Plan held $156,176,947 in cash to help facilitate the transfer of assets from the SFA Plan to the Plan. This amount was subsequently reinvested in investments offered by the Trustee and directed by the plan participants.

4.        Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 2001, but that had not yet been paid.

Supplemental Schedules

Saks Incorporated 401(k) Retirement Plan
Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 2001
________________________________________________________________________________________________________________________________

			c.	Description of Investment Including
	b.	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,			e.	Current
a.		Lessor, or Similar Party		Collateral, Par, or Maturity Value	d.	Cost**		Value

		Dreyfus Intermediate Term Income		Mutual fund				$ 15,273,558
*		Wells Fargo Asset Allocation		Mutual fund				44,053,098
		Vanguard Institutional Index		Mutual fund				55,233,649
		Neuberger & Berman Genesis Trust		Mutual fund				34,520,301
*		Wells Fargo Small Cap Fund		Mutual fund				20,621,672
		Janus Advisor International		Mutual fund				8,093,732
*		Wells Fargo Stable Return		Mutual fund				52,389,852
		AIM Basic Value		Mutual fund				4,120,370
		MFS Massachusetts Investors Growth		Mutual fund				2,277,032
		Fidelity Magellan Fund		Mutual fund				43,024,438
		Fidelity Low-Priced Stock Fund		Mutual fund				5,180,370
*		Saks Incorporated		Unitized stock fund				14,943,959
*		Participant Loans		Various interest rates (6.00% to 10.50%)
				and maturities				17,362,390

								$ 317,094,421

*		Party-in-interest to the Plan

**		Cost information not required to be disclosed as all investments are participant directed.

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    Saks Fifth Avenue Retirement Savings Plan
                                                                                    (Name of Plan)

Date:         June 27, 2002                                             By:     /s/ Douglas E. Coltharp
                                                                                             Douglas E. Coltharp
                                                                                             Executive Vice President and Chief
                                                                                             Financial Officer of Saks Incorporated